SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
222 BAY STREET SUITE 1750, P.O. BOX 258 TORONTO, ONTARIO M5K IJ5 TEL: (416) 777-4700 FAX: (416) 777-4747 www.skadden.com

FIRM/AFFILIATE OFFICES

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

BEIJING

BRUSSELS

FRANKFURT

HONG KONG

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

TOKYO

April 24, 2017

BY HAND AND EDGAR

Dorman Yale

Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Mail Stop 4546

Re:	Zymeworks Inc.

Amendment No. 1 to Registration Statement on Form F-1

Filed April 17, 2017

File No. 333-217100

Dear Ms. Yale:

On behalf of Zymeworks Inc. (the “Company”), enclosed is a copy of Amendment No. 2 (the “Amendment”) to the above-referenced Registration Statement on Form F-1 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 1 to the Registration Statement filed with the Commission on April 17, 2017.

The changes reflected in the Amendment include those made in response to the comment of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of April 20, 2017 (the “Comment Letter”). The Amendment also includes certain exhibits and other minor edits as described in the Explanatory Note set forth in the Amendment.

Set forth below is the Company’s response to the Staff’s comment. The heading and paragraph number of this letter correspond to the heading and paragraph number contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comment in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Amendment. All references to page numbers (other than those in the Staff’s comments) correspond to the page numbers in the Amendment.

Licensed as foreign legal consultants

Jurisdiction of primary qualification: New York

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Share-based Compensation, page 88

1.	We acknowledge the information included in your letter dated April 12, 2017. It does not adequately address the information we requested in our prior comment 13 included in our letter dated January 10, 2017. In this regard, we requested the reasons for any differences between recent valuations of your common stock leading up to the IPO and the estimated offering price. As such, please explain why the mid-point of your expected offering price differs from your most recent valuation of $16.96 as of January 31, 2017. In explaining the difference, separately explain items that would cause the IPO price to increase as compared to your valuation such as:

•	whether an IPO scenario was considered in your valuation and, if so, the assumptions you made with respect to that scenario including the probability and price; and

•	quantification of the impact on your valuation as a private company that does not have a trading market.

The Company engages an independent third-party valuator, which specializes in valuations for emerging growth companies. Based on the inputs provided by the Company, the independent valuator considered, among other things, initial public offering scenarios in its valuation as of January 31, 2017. Specifically, the Company and the independent valuator referred to the Jounce Therapeutics initial public offering, which priced at an estimated pre-money market capitalization valuation of approximately $436 million. The Company and the independent valuator also considered the overall average pre-money market capitalization valuations of initial public offerings in the pharmaceutical industry over the two years preceding January 31, 2017, which was approximately $433 million. At the time of the January 31, 2017 valuation of $16.96, neither the Company nor the independent valuator had any knowledge of the price range of $13.00 to $16.00 that would eventually be reflected in the Company’s Registration Statement (the midpoint of which is lower than the exercise prices of all of the Company’s stock option grants in the last 12 months).

The above valuation and consideration of an “IPO scenario” is consistent with the assumptions and methods disclosed to the Staff in the Company’s previous response on February 1, 2017 relating to the Staff’s prior comment 12, included in the Staff’s letter dated January 10, 2017.

When preparing the January 31, 2017 valuation, the fact that the Company was a private entity with securities not actively traded on an open market was taken into consideration. This factor was incorporated in the discount for lack of marketability (“DLOM”) variable, an input included in the Company’s January 31, 2017 valuation model. The Company and the independent valuator considered four valuation scenarios and applied the DLOMs noted in the chart below based on quantitative models and qualitative analyses consistent with the Valuation of Privately-Held-Company Equity Securities Issued as Compensation (AICPA Accounting and Valuation Guide) guidance, developed by the American Institute of Certified Public Accountants:

Valuation Date: January 31, 2017

	Indicated Per Share Value of Common Shares (Marketable Basis)	Less: Discount for Lack of Marketability	Indicated Per Share Value of Common Shares	Probability	Weighted Per Share Value of Common Shares
Scenario 1 – IPO in Q1’17	$9.14	10%	$8.22	10%		$0.82
Scenario 2 – IPO in Q2’17	$9.10	15%	$7.74	60%		$4.64
Scenario 3 – IPO in Q3’17	$9.04	20%	$7.24	15%		$1.09
Scenario 4 – Does not complete IPO	$6.32	30%	$4.42	15%		$0.66
Weighted Average Per Share Value on a Minority, Non-marketable Basis (US$) – Pre share consolidation				100%		$7.21
				C$/US$ FX		1.3130
Weighted Average Per share value on a Minority, Non-marketable Basis (C$) – Pre share consolidation					C$	9.47
Weighted Average Per share value on a Minority, Non-marketable Basis (C$) – Post Share consolidation (at one-for-2.3866 ratio)					C$	22.60
Weighted Average Per share value on a Minority, Non-marketable Basis (US$) – Post Share consolidation and at C$ to US$ noon exchange rate as at March 31, 2017						$16.96

Also in explaining the difference, separately explain items that would cause the IPO price to decrease as compared to your valuation.

The independent valuator is not affiliated with the underwriters of the Company’s initial public offering. While the independent valuator utilized reasonable assumptions provided by the Company and available market data to create an estimated valuation of the Company at January 31, 2017, the Company’s underwriters utilized equally reasonable but different assumptions and data sets to determine the valuation of the Company in April 2017. Furthermore, in reliance on Section 5(d) of the Securities Act of 1933, as amended, the Company’s underwriters had the benefit of participating in “Testing-the-Waters” meetings with potential institutional investors. This experience, together with more than two months of additional market data, enabled the Company’s underwriters to further refine their valuation models with information unavailable to the Company and the independent valuator in January 2017. Ultimately, the Company’s underwriters and the independent valuator, in collaboration with the Company, produced valuations both parties reasonably believed to represent the fair market value of the Company, although their final results differed.

In addition, regarding the most recent securities issuances disclosed on page 201 (i.e. 6,316 common shares issued on April 3, 2017; 523 common shares issued on March 23, 2017; and 2,095 common shares issued on March 13, 2017), tell us why these shares were issued at a significant discount from your January 31, 2017 valuation.

The common shares issued on April 3, 2017, March 23, 2017 and March 13, 2017 were issued as a result of stock option exercises. These stock options were granted on January 1, 2008 and April 1, 2013 with exercise prices of C$4.75 ($3.57) and C$7.26 ($5.45), respectively, which reflect the Company’s valuation at those points in time. Since those grants that took place more than three years ago, the Company has entered into several new strategic partnership agreements, completed a significant private financing, initiated a clinical trial for its lead product candidate, ZW25, and achieved certain research milestones, among other business developments. The Company’s January 31, 2017 valuation reflects such progress when compared to the above noted grants. The Company has revised its disclosure on page 201 to clarify that the common shares listed in the “Prior Sales” table were issued on the exercise of previously-granted stock options.

*    *    *    *

Please telephone the undersigned at (416) 777-4700 if you have any questions or require any additional information.

Very truly yours,

/s/ Riccardo Leofanti

Riccardo Leofanti

cc:	Erin Jaskot, Securities and Exchange Commission

Suzanne Hayes, Securities and Exchange Commission

Ibolya Ignat, Securities and Exchange Commission

Jim B. Rosenberg, Securities and Exchange Commission

Dr. Ali Tehrani, President and Chief Executive Officer, Zymeworks Inc.

Neil Klompas, Chief Financial Officer, Zymeworks Inc.

Charles S. Kim, Cooley LLP

4